March 27, 2007

Via EDGAR

United State Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington DC 20549

Attention: Christine Davis, Staff Accountant

Re:	Sun Microsystems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2006

Filed September 8, 2006

File No. 000-15086

Dear Ms. Davis:

Sun Microsystems, Inc. has received the letter of the staff of the Securities and Exchange Commission dated March 16, 2007 related to the Annual Report on Form 10-K for the fiscal year ended June 30, 2006. As we discussed, we will respond to the letter no later than April 20, 2007.

Please call me at (650) 786-2298 if you have any questions concerning this matter.

Sincerely,

/s/ Craig Norris
Craig Norris Director of Corporate Securities